FLOW TRADERS US LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2025
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

OATH OR AFFIRMATION

I, **William Stush**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Flow Traders U.S. LLC**, as of **December 31, 2025**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _William ____

Title: _CEO - Americas_

Notary Public

My Commission Expires
2/12/30

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12
SEC FILE NUMBER
8-68300

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FLOW TRADERS US LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1114 Avenue of the Americas, 4th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Stush	(917-210-5050)	wstush@us.flowtraders.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Flow Traders US LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Flow Traders US LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Flow Traders US LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Flow Traders US LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Flow Traders US LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Flow Traders US LLC's auditor since 2009.
Chicago, Illinois
February 17, 2026

FLOW TRADERS US LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	139,701
Securities owned, at fair value		3,665,964,949
Receivable from broker-dealers		357,423,630
Receivable from affiliates		5,707,382
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $6,725,319)		8,673,978
Right of use asset		27,361,853
Other assets		4,510,879
	$	4,069,782,372

Liabilities and Member's Equity

Liabilities:

Securities sold, not yet purchased, at fair value	$	3,526,997,672
Payable to broker-dealers		109,325,216
Payable to affiliates		58,204,791
Lease liability		34,433,115
Accounts payable and accrued expenses		18,093,683
		3,747,054,477
Member's equity		322,727,895
	$	4,069,782,372

See accompanying notes.

FLOW TRADERS US LLC

Statement of Financial Condition

December 31, 2025

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1.   Organization and Business

Flow Traders US LLC (the "Company"), a Delaware limited liability company, was organized on April 22, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and various US securities and futures exchanges. The Company engages primarily in the market making of exchange-traded securities and financial futures contracts. Flow Traders US Holding LLC is the Company's sole member.

Flow Traders Holding, LLC is the sole shareholder of Flow Traders US Holding LLC.

2.   Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation
Securities transactions are recorded on a trade date basis.

All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 6).

Unrealized gains or losses on open futures contracts are included in receivable from and payable to broker-dealer in the statement of financial condition.

Depreciation and Amortization
Equipment, furniture, and leasehold improvements are being depreciated on a straight-line basis with a useful life of 5 years (60 months).

Income Taxes
Flow Traders US LLC is a disregarded entity for tax purposes. No provision has been made for federal US income taxes as the taxable income or loss of Flow Traders US LLC is included in the respective income tax return of the sole member.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2022. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2025.

Use of Estimates
The preparation of financial statements is in conformity with US Generally Accepted Accounting Principles and requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to US dollars at year-end exchange rates, while revenue and expenses are translated to US dollars at prevailing rates during the year.

Accounting for Leases

In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company adopted the new guidance beginning on January 1, 2019 and elected to use the effective date as the date of initial application. The new guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the consolidated financial statements. For further information, see *Note 10--Lease Commitments*. The Company elected to apply the "package of practical expedients," which permits it to not reassess prior conclusions on existing leases regarding the maximum on existing leases regarding lease indemnification, lease classification and initial direct costs. In addition, the Company has elected to apply the short-term lease exception for lease arrangements with maximum lease terms of 12 months or less. Adoption of the standard did not have a material impact on the Company's results of operations or cash flows.

At adoption, the Company recognized lease liabilities of $9,519,628, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of December 31, 2018. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $9,519,628 at adoption, which represents the measurement of the lease liabilities, prepaid lease payments made to lessors, initial direct costs incurred by the Company and lease incentives received. During the year ended December 31, 2022, the Company extended its lease to 2034, at which point the Company recognized additional lease liabilities of $35,198,099 and ROU asset of $35,198,099.

3. **Clearing Agreements**

The Company has Joint Back Office ("JBO") clearing agreements with two clearing brokers. The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of the first agreement, the Company has invested $50,000 in the preferred shares/interest of its clearing broker. The Company's investment in this clearing broker is reflected as a receivable from affiliates on the statement of financial condition.

The second agreement required the Company invest $10,000 in the preferred shares/interest of its second clearing broker. The Company's investment in this clearing broker is reflected as a receivable from affiliates on the statement of financial condition.

The agreements require that the Company maintains a minimum net liquidating equity of $1 million with each of its clearing brokers, exclusive of its preferred stock/interest investment.

4. **Financial Instruments**

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The

disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include futures contracts, swaps and short stocks as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in payable or receivable from broker-dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is generally made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Swaps involve the exchange of payments based on changes in the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and generally do not reflect the amounts at risk.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts trading activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. **Financial Instruments - Credit Losses**

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326)* ("ASU 2016-13"). The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial

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statements. At December 31, 2025, the Company did not have any amounts recorded as allowance for expected credit losses.

6.   **Fair Value Measurement and Disclosure**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its positions based on the following principles and method of valuation:

Equities securities and options contracts listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred, other equities and fixed income securities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Exchange-traded derivatives, such as futures contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

Swaps can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks. The pricing models used by the Company do not entail significant judgment, and the pricing inputs are observed form actively quoted markets, thus swaps are categorized in Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Assets	
Securities owned	
Equities (level 1)	$ 3,336,887,219
Debt securities (level 2)	$ 329,077,729
Total	$ 3,665,964,948

Liabilities	
Securities sold, not yet purchased	
Equities (level 1)	$ 3,115,472,168
Debt securities (level 2)	$ 411,525,503
Total	$ 3,526,997,671

At December 31, 2025, the Company had net unrealized gains on open futures contracts totaling $19,793,670 and net unrealized losses on open futures contracts totaling ($22,658,338), which are Level 1 assets. These net amounts are reflected in receivable from broker-dealer in the statement of financial condition. At December 31, 2025, the Company had net open swap contracts totaling $2,813, which are Level 2 assets. This net amount is reflected in receivable from broker-dealer in the statement of financial condition. At December 31, 2025, the Company held no Level 3 investments.

7.   **Credit Concentration**

At December 31, 2025, a significant credit concentration consisted of approximately $220.0 million, representing the market value of the Company's trading accounts carried by one of its clearing brokers, Goldman Sachs & Co. LLC. Management does not consider any credit risk associated with this net receivable to be significant.

At December 31, 2025, a significant credit concentration consisted of approximately $148.4 million, representing the market value of the Company's trading accounts carried by one of its clearing brokers. The Company has an agreement with Bank of America guaranteeing payment from its clearing broker (Bank of America Securities). Management does not consider any credit risk associated with this net receivable to be significant.

8. **Receivable from and Payable to Brokers and Dealers**
Receivable from and payable to broker-dealers includes cash balances held at the Company's brokers and the unrealized gains and losses on open futures contracts and open swap contracts and the net amount receivable or payable for securities transactions pending settlement. The brokers provide execution, clearing and depository services for the Company's securities and futures trading activities. At December 31, 2025, the Company had a payable to broker-dealers of ($109,325,216). At December 31, 2025, the Company had a receivable from broker-dealers of $357,423,630.

9. **Related Party Transactions**

In the ordinary course of business, the Company carries out various transactions with related group companies. Transactions are conducted under terms and conditions that are equivalent to those that apply to arm's length transactions and are substantiated by the Company with proper documentation.

At December 31, 2025, the Company had a loan payable to one of its affiliates, related by common ownership, totaling $45,000,000 for one year at the euro short-term rate plus 15 basis points. This amount is included in payable to affiliates on the statement of financial condition.

At December 31, 2025, the Company had amounts payable to its affiliates, related by common ownership, totaling $13,204,791. These amounts relate to recharged expenses and are included in payable to affiliates on the statement of financial condition.

At December 31, 2025, the Company had amounts receivable from its affiliate, related by common ownership, totaling $2,017,182. This amount relates to recharged expenses and is included in receivable from affiliates on the statement of financial condition.

At December 31, 2025, the Company had two open total return swaps with its affiliates, related by common ownership, totaling a receivable of $3,630,200. This amount is included in receivable from affiliates on the statement of financial condition.

10. **Lease Commitment**

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations.

The Company's remaining office lease obligation has a remaining lease term of 8.8 years, through October 31, 2034.

The Company utilizes incremental borrowing rates to determine the present value of lease payments for the lease. As the Company's lease does not provide an implicit rate, the incremental borrowing rate estimates are based on the Company's existing financing arrangements to borrow similar amounts of funds under similar terms. The incremental borrowing rate the Company has used is 3.88%.

Leases with an initial term of twelve months or less are not recorded on the balance sheet; lease expenses for these leases is recognized on a straight-line basis over the lease term. The Company does not have any short-term leases as of December 31, 2025.

During the year ended December 31, 2024, the Company expanded its office space and subleased a portion of that expanded space. The sublease runs concurrently with the Company's remaining lease terms through October 31, 2034.

The following table presents the maturities of lease liabilities, net of sublease payments:

Year ending December 31,	Amount
2026	3,865,353
2027	3,919,583
2028	3,756,894
2029	3,818,111
2030	4,070,638
Thereafter	15,563,050
Total lease payments	$ 34,993,629
Imputed Interest	(560,514)
Present value of lease liabilities	$ 34,433,115

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $1,000,000 or 2% of aggregate debit balances. The Company elected to use the alternative method to calculate the minimum net capital requirement.

At December 31, 2025, the Company had $187,558,585 excess net capital to its net capital requirement of $1,000,000.

12. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated. The Company was not a party to any guarantee arrangements as of or during the year ended December 31, 2025.

13.   **Employee Expenses and Benefit Plan**

The Company awarded shares of Flow Traders Ltd. to employees as part of their compensation package during 2025. Flow Traders Ltd.is the sole shareholder of Flow Traders Holding, LLC which is the sole shareholder of Flow Traders US Holding LLC which is the sole member of the Company. The vesting of shares is conditional upon the employee being actively employed by the Company on the vesting date. During the year ended December 31 2025, $0.2 million in shares were forfeited.   Shares will be awarded based on the volume weighted average price of the shares during the corresponding vesting period. Share awards are included in accounts payable and accrued expenses on the statement of financial condition totaling approximately $4.5 million.

The Company has established a 401(K) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement.

14.   **Contingencies**

In the normal course of business the Company is subject to various regulatory inquiries that may result in claims from potential violation which may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise.

15.   **Subsequent Events**

The Company's management has evaluated events and transactions through February 17, 2026, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.